Exhibit 3.2

CERTIFICATE OF INCREASE

OF

SERIES C JUNIOR PARTICIPATING PREFERRED STOCK

OF

HYBRIDON, INC.

(Pursuant to Section 151(g) of the
Delaware General Corporation Law)

     Hybridon, Inc., a corporation organized and existing under the Delaware General Corporation Law (the “Corporation”) does hereby certify:

FIRST:	In a Certificate of Designations filed with the Secretary of State of the State of Delaware on December 10, 2001, pursuant to Section 151 of the Delaware General Corporation Law, the Corporation was authorized to issue 100,000 shares of Series C Junior Participating Preferred Stock as a series of the Corporation’s authorized Preferred Stock, par value $.01 per share;

SECOND:	In a Certificate of Increase filed with the Secretary of State of the State of Delaware on December 4, 2003, pursuant to Section 151 of the Delaware General Corporation Law, the number of authorized shares of the Corporation’s Series C Junior Participating Preferred Stock was increased from 100,000 to 150,000;

THIRD:	In a Certificate of Increase filed with the Secretary of State of the State of Delaware on March 24, 2005, pursuant to Section 151 of the Delaware General Corporation Law, the number of authorized shares of the Corporation’s Series C Junior Participating Preferred Stock was increased from 150,000 to 185,000; and

FOURTH:	The board of directors of the Corporation, by resolution adopted March 15, 2005, duly authorized and directed that, effective as of June 15, 2005, the number of authorized shares of the Corporation’s Series C Junior Participating Preferred Stock be increased from 185,000 shares to 200,000 shares.

     IN WITNESS WHEREOF, the Corporation has caused this Certificate of Increase to be signed by its duly authorized officer this 21st day of June 2005.

By:	/s/ Robert G. Andersen
	Name:	Robert G. Andersen
	Title:	Chief Financial Officer